SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                 For 7 July 2004


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                              ANNUAL GENERAL COURT
                                  7 JULY 2004

                        OPENING REMARKS BY THE GOVERNOR
                              MR. LAURENCE CROWLEY



Fellow Stockholders,

Welcome to the 2004 Annual General Court. We as Directors value the interest of so many stockholders in the business of the Group.

The Court is going through a period of change and the addition of a number of Directors during the year, in anticipation of planned retirements, reflects this process of renewal. I would like at the outset of the meeting to introduce the Directors who have joined the Court over the past year. David Dilger and George Magan became Directors in July 2003. Declan McCourt and Terry Neill joined the Court in April 2004. Sir Michael Hodgkinson, Chairman of the UK Post Office, joined the Court in May 2004.

Our meeting will follow the usual format. I will summarise the achievements of the business during the year to March 2004 and provide some flavour of our current trading.

Following my opening remarks, I will introduce the formal business of the meeting with the motion to adopt the Report and Accounts. At that point, the meeting will be open to questions from the floor. I am anxious that Stockholders have a full opportunity to raise relevant issues - matters relevant to the performance of the business and its record in delivering strong returns to our stockholders.

To facilitate those stockholders seeking information on issues that are, perhaps, not specifically relevant to Group performance, such as personal pension issues, for example, we have in attendance, again this year, experts who can deal with such matters outside the meeting. They can be contacted at the information desk in the lobby and they will remain in attendance for as long as necessary after the meeting.

Since the year-end Mike Soden has resigned and he has been replaced as Group Chief Executive by Brian Goggin. The circumstances of Mike Soden's resignation were set out in his personal statement issued by him on Saturday 29th May. I am sure I represent the views of stockholders in wishing Mike well for the future

Immediately following Mike Soden's resignation the Court set about the task of selecting a replacement. This was greatly facilitated by the thorough succession planning process which the Group has developed in recent years. This had already identified a number of potential successors.

On Thursday, 3rd June, the Nomination & Governance Committee, having benchmarked the potential successors against an international comparator group, was in a position to propose to the Court that Brian Goggin be appointed Group Chief Executive. The Court confirmed his appointment with immediate effect.

Brian has the experience, qualities and personal attributes to make an excellent Group Chief Executive and to lead the management team in growing the business and increasing shareholder value. I am sure you will join with me and my fellow Directors in wishing Brian well in that task.

I am very pleased to report on a strong set of results from Bank of Ireland Group for the year to end March 2004.

Highlights of this performance include:

Profit before tax up 8% to EUR 1,267 million
Alternative EPS up 8% to 106.7c
Underlying Alternative EPS up 10%
Dividend growth of 12%
Return on Equity at 23.7%

Asset quality remains very strong and reflects the continued prudent approach to underwriting and management of credit across the Group. Capital ratios remain strong with Tier 1 Capital at 7.2% and Total Capital at 11.3%. The Group continued its rolling share buy-back programme, which began in February 2003 and to the end of March 2004 had purchased 48.4 million units of stock at a total cost of EUR 510 million. The share buy-back programme together with our progressive dividend policy continues to enhance returns on our stockholder funds.

We also made significant progress on our drive to reduce costs in the Group during the year. We achieved a positive gap between income and cost growth of 3%, exceeding our target and reversing the trend of previous years.

The results were achieved against what, at the start of our financial year, was an uncertain economic environment. The stock market, which is significant to our Asset Management and Life and Pensions businesses, had a slow start to the year but improved as the year progressed.

The main factors behind these excellent results include:

Clear focus on our twin strategic goals of growth and efficiency which encompass:

Organic growth
Portfolio management
Capital management
Strategic cost management
Strong performances in all of our operating divisions
Coherent positioning in Europe's two best performing economies

This performance has built on the achievements of previous years. Over the past ten years, the Group has delivered strong growth in a number of essential measures of Stockholder return:

Ten year compound annual growth in Alternative EPS of 17%
Ten year compound annual growth in Dividend per Share of 20%
Ten year compound annual growth in Total Shareholder Returns of 24%.

Return on Equity over 20% for the 11th successive year


The consistent performance in generating reliable, sustainable revenue streams has contributed to our 13th successive year of profit growth.

I would like to comment on the current trading environment. There is growing evidence of improving economic momentum in the world economies. In Ireland we are seeing an upturn in economic activity which is supported by recent trends across a broad range of indicators such as tax receipts, retail sales, bank lending, lower unemployment levels, job recruitment and exports. There is broad consensus that the economy will grow by 4 to 5% in the current year. In the UK we also see positive economic trends where we expect GDP growth in excess of 3% for the current year.

Our business in Ireland has performed strongly for the first three months of the
year.   In the UK we are achieving growth in our main businesses and we are seeing positive benefits arising from the cost reduction programme. Early indications are also encouraging for our Joint Venture with the UK Post Office.

Overall therefore I expect to see a continued good performance for the Group for the year.

Bank of Ireland has always taken great care in protecting and nurturing its reputation. It is the part of any enterprise that is unique and that defines it in the minds of its stakeholders and the communities in which it operates. A strong reputation for integrity is an indispensable part of a financial services business and Bank of Ireland is working hard to maintain and enhance that reputation. Corporate Responsibility programmes are central to reputation building and we have initiated formal reporting on our activities in this area in this years Report and Accounts, something we will develop further in future years.

I believe that we have in place all the essential elements to ensure a successful future for the business. Underpinning our commercial performance we have an attitude and approach to our key stakeholder groups - you our stockholders, our customers and our employees - that gives us real competitive advantage.


7 July 2004

/ends



This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 7 July 2004